SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated February 10, 2020, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	12/31/2019	12/31/2018
Results of the period (nine-month period)	4,857	(8,363)
Attributable to:
Shareholders of the controlling company	(1,421)	(8,093)
Non-controlling interest	6,278	(270)

2. Other integral results of the period	in million ARS
	12/31/2019	12/31/2018
Other integral results of the period (nine-month period)	7,389	375
Attributable to:
Shareholders of the controlling company	(2,481)	(288)
Non-controlling interest	9,870	663

3. Total integral results of the period	in million ARS
	12/31/2019	12/31/2018
Total integral results of the period (nine-month period)	12,246	(7,988)
Attributable to:
Shareholders of the controlling company	(3,902)	(8,381)
Non-controlling interest	16,148	393

4. Equity details	in million ARS
	12/31/2019	12/31/2018
Share Capital	575	575
Treasury shares	4	6
Comprehensive adjustment of capital stock and of treasury shares	11,844	11,844
Additional paid-in capital	12,800	12,800
Premium for trading of treasury shares	69	69
Legal Reserve	427	427
Special Reserve (Resolution CNV 609/12)	8,277	8,277
Cost of treasury share	(140)	(159)
Changes in non-controlling interest	(5,242)	(4,659)
Reserve for share-based payments	177	196
Reserve for future dividends	1,490	1,490
Revaluation Surplus	92	92
Reserve for conversion	(2,105)	712
Special Reserve	9,151	62,889
Reserve for coverage instruments	(7)	46
Reserve for defined benefit plans	(273)	(273)
Other subsidiary reserves	(51)	93
Retained earnings	(2,748)	(29,435)
Shareholders’ Equity attributable to controlling company’s shareholders	34,340	64,990
Non-controlling interest	47,055	75,046
Total shareholder's equity	81,395	140,036

5. Adjustments of previous results	in million ARS
12/31/2019
Change in the valuation method of investment properties	(1,779)
Attributable to:
Shareholders of the controlling company	(1,022)
Non-controlling interest	(757)

Pursuant to Article 62 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 578,676,460 (including treasury shares) which is divided into 578,676,460 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 359,102,211 shares directly and indirectly (through Helmir S.A.), which represents 62.3% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Moreno 877, 23rd floor, Autonomous City of Buenos Aires, Argentina.

We also inform that on December 31, 2019, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 217,049,330 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 37.7% of the issued share capital.

As of December 31, 2019 there are no convertible options or negotiable obligations in circulation to acquire our shares.

Among the news of the period ended on December 31, 2019, the following can be highlighted:

■
Net result of the first half of FY20 recorded a gain of ARS 4,857 million compared to a ARS 8,363 million loss in 6M19, mainly explained by higher results from changes in the fair value of investment properties in the Argentina business center and the result from the deconsolidation of Gav-Yam due to the loss of control, offset by lower results of Clal's market valuation in the Israel business center and losses for exchange rate differences in Argentina.

■
Net result attributable to the controlling shareholder registered a ARS 1,421 million loss compared to an ARS 8,093 million loss in the first half of 2019.

■
Adjusted EBITDA for the first half of FY20 was ARS 11,656 million (ARS 3,442 million from the Argentina business center and ARS 8,214 million from the Israel business center), increasing by 16.1% compared to the same period of 2019.

■
Adjusted EBITDA of the rental segments in Argentina decreased 11.6% in the compared semester, mainly due to the decrease of 18.7% in shopping centers and 29.2% in hotels partially offset by a growth of 38.1% in the office segment.

■
On November 14, 2019, the Company distributed a dividend in kind of ARS 480 million payable in shares of IRSA Propiedades Comerciales (0.00404623926578 IRCP shares / IRSA shares and 0.0404623926578 IRCP shares / ADR IRSA).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: February 11, 2020